

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2012

Josh Hirsberg
Senior Vice President,
Chief Financial Officer and Treasurer
Boyd Gaming Corporation
3883 Howard Hughes Parkway
Ninth Floor
Las Vegas, NV 89169

> **Re:** **Boyd Gaming Corporation**
> **Form 10-K**
> **Filed March 7, 2012**
> **File No. 001-12882**

Dear Mr. Hirsberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition…page 41

Results of Operations, page 46

1) Please tell us how you determined it was appropriate to discuss your results from operations on a pro forma basis. In your response tell us whether the pro forma balances included in your MD&A meet the definition of non-GAAP measures in accordance with Item 10(e) of Regulation S-K. To the extent these amounts are non-GAAP measures, tell us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K.

Acquisition of IP Casino Resort Spa, page 71

2) Please provide us with an analysis that supports your conclusion that it was appropriate to include the charitable contribution as part of the consideration paid for the acquisition of IP Casino Resort Spa.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

Consolidation of Variable Interest Entity, page 103

3) Please provide us with a more detailed description of how you arrived at the conclusion that you were required to consolidate LVE Energy Partners, LLC. Cite all relevant accounting literature relied upon in your response. In addition, clarify for us how you have accounted for the periodic fee and operation and maintenance fees as a result of the consolidation of LVE. In your response, tell us whether these amounts are reflected as expenses on you consolidated statements of operations.

Self-Insurance Reserves, page 108

4) In future filings, please disclose a roll forward of your insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Please provide an example of the disclosure you intend to include in future filings.

Note 2. Acquisitions

Other Acquisitions, page 121

5) Please provide us with more information regarding your acquisition of a development agreement in September 2011. In your response, explain to us how you determined that it was appropriate to capitalize the costs incurred to acquire the agreement and the accounting literature you relied upon to arrive at your conclusions. In addition, explain to us how you are accounting for the agreement subsequent to acquisition including your accounting policies related to amortization and revenue recognition. Finally, clarify for us the future rights and obligations of the company under the agreement.

Note 3. Consolidation of Certain Interests, page 121

Condensed Consolidated Statement of Operations, page 125

6) Please tell us how you determined that the measurement period adjustments and bargain purchase gain related to the Borgata acquisition, recorded in fiscal year 2011 were not material to your previously filed financial statements.

Results of Borgata, page 128

7) Please tell us how you determined it was appropriate to record a gain in connection with the receipt of the distribution from Borgata in August 2010. In your response, address how you determined your accounting conclusions were appropriate given that your investment in Borgata was no longer accounted for using the equity method of accounting at that time.

Note 24. Revision to consolidated financial statements, page 188

8) We note your conclusion that the revision of the previously issued financial statements resulted in minor impacts to certain line items in your consolidated balance sheet, statement of operations, changes in stockholders' equity and cash flows and had no impact on net income attributable to Boyd Gaming Corporation as previously reported. We also note that the adjustments were determined to have no impact on any of the quarterly filed consolidated statements issued prior to the filing. Please provide your analysis that concludes the adjustments were neither quantitatively and qualitatively material to any previously filed financial statements.

Form 10-Q for the year ended September 30, 2012

Note 16 Fair Value Measurements page, 40

9) For assets and liabilities that are measured at fair value on a nonrecurring basis, please disclose in future filings, the valuation techniques and inputs used to develop those fair value measurements. Refer to ASC 820-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F Telewicz Jr.
Senior Staff Accountant